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Exhibit 12.1

Pathmark Stores, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in Millions)

	Successor Company				: :	Predecessor Company
	52 Weeks Ended February 1, 2003		52 Weeks Ended February 2, 2002	20 Weeks Ended February 3, 2001	:	33 Weeks Ended September 16, 2000	52 Weeks Ended January 29, 2000	52 Weeks Ended January 30, 1999
Earnings (loss) before income taxes, extraordinary items and cumulative effect of an accounting change	$26.9		$(220.2)	$(62.8)	:	$(38.0)	$(29.8)	$(28.0)

Fixed charges:
Interest expense	63.5		65.0	28.3	:	96.8	159.4	157.9
Amortization of deferred financing costs	1.8		2.3	0.9	:	2.6	4.4	4.1
Interest portion of rental expense	14.6		13.6	4.5	:	8.6	13.0	12.6

Total fixed charges	79.9		80.9	33.7	:	108.0	176.8	174.6

Earnings (loss), as adjusted	$106.8		$(139.3)	$(29.1)	:	$70.0	$147.0	$146.6

Ratio of earnings to fixed charges	1.34	x	—	—	:	—	—	—

Deficiency in earnings available to cover fixed charges	$—		$(220.2)	$(62.8)	:	$(38.0)	$(29.8)	$(28.0)

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  Exhibit 12.1
Pathmark Stores, Inc. Computation of Ratio of Earnings to Fixed Charges (Dollars in Millions)